[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
12 REGISTRATIONS BRANCH

SECU 13010735 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 12115

KH 3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARL P. SHERR & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

446 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD L. SHERR (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/13

OATH OR AFFIRMATION

I, EDWARD L. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

2/26/13

Notary Public My Commission Expires 2/27/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2012 AND 2011

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (the Company), as of December 31, 2012 and 2011, and the related statements of income and changes in members' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules on pages 10 and 11 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 10 and 11 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 22, 2013

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2012	2011
Cash	$ 80,404	$ 16,724
Deposits with clearing agent	75,750	135,056
Other receivables	70,194	65,141
Prepaid expenses	4,951	3,765
Property and equipment, net	5,793	1,977
Total assets	$ 237,092	$ 222,663

LIABILITIES AND MEMBERS' EQUITY	2012	2011
Accounts payable and accrued expenses	$ 32,156	$ 27,101
Members' equity	204,936	195,562
Total liabilities and members' equity	$ 237,092	$ 222,663

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2012	2011
Revenues:		
Investment advisory fees	$ 750,327	$ 680,135
Commissions on securities transactions	46,327	88,627
Other investment and financial planning fees	71,826	54,113
Commissions on insurance policies and annuities	35,650	42,086
Other income	15,476	7,698
Total revenues	919,606	872,659
Expenses:		
Guaranteed payments to members	156,000	156,011
Payroll	104,727	106,990
Payroll taxes	13,197	12,882
Professional fees	32,072	28,195
Rent	24,022	24,022
Administrative fees	24,164	22,461
Equipment rental	17,117	18,180
Commissions	64,720	54,650
Office and postage	21,402	17,872
Transfer, clearance and brokerage fees	11,563	16,219
Telephone	10,862	10,998
Auto expense	15,218	15,054
Insurance	4,700	4,779
Taxes and licenses	4,022	4,333
Depreciation	691	2,328
Dues and subscriptions	3,859	2,724
Advertising	400	875
Selling and promotion	716	387
Total expenses	509,452	498,960
Net income	410,154	373,699
Members' equity - beginning	195,562	237,809
Members' distributions	(400,780)	(415,946)
Members' equity - ending	$ 204,936	$ 195,562

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2012	2011
Operating activities:		
Net income	$ 410,154	$ 373,699
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	691	2,328
Changes in operating assets and liabilities:		
Deposits with clearing agent	59,306	25,327
Other receivables	(5,053)	(3,328)
Prepaid expenses	(1,186)	(613)
Accounts payable and accrued expenses	5,055	(1,709)
Net cash provided by operating activities	468,967	395,704
Investing activities:		
Acquisition of property and equipment	(4,507)	-
Financing activities:		
Members' distributions	(400,780)	(415,946)
Net increase (decrease) in cash	63,680	(20,242)
Cash - beginning	16,724	36,966
Cash - ending	$ 80,404	$ 16,724

The accompanying notes are an integral part of the financial statements

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:

Carl P. Sherr & Co., LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company's principal sources of revenue are investment advisory fees on managed accounts invested in equities and fixed income securities and commissions on securities transactions for customers. Revenues also include fees earned on annuities and certain personal insurance products, such as life insurance, and other investment services. The Company's customers are located primarily in Central Massachusetts. An unrelated asset management company holds a significant portion of the Company's managed accounts and an unrelated clearing agent completes the securities transactions for non managed accounts.

Organization:

The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their capital contributions. The members may be liable to the Company for certain amounts previously distributed to them by the Company in the event that insufficient assets are available to discharge its liabilities. The Company has no specific termination date per the terms of the agreement.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Deposits with Clearing Agent:

Deposits with clearing agent are comprised of cash balances in various clearing and deposit accounts.

Other Receivables:

Other receivables are recorded at net realizable value and consist primarily of investment advisory fees due from an asset management company.

Income Recognition:

Investment advisory fees, commissions on insurance and annuity products, and other fees based on customers' balances in managed accounts or for financial planning services are recognized as earned.

Commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

The Company does not trade in securities on its behalf. However, if the Company did enter into any securities transactions, any positions held would be stated at fair value based on quoted market prices in active markets. The difference between the cost and the fair value of securities held would be included in income along with trading gains and losses realized during the period.

(2) <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

Property and Equipment:

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years.

Guaranteed Payments to Members:

Guaranteed payments to members represent compensation for services rendered and are reported as an expense rather than a distribution from members' equity.

Advertising:

Advertising costs are expensed as incurred.

Federal and State Income Taxes:

The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings on their individual income tax returns. Therefore, no provision for income taxes is reflected in these statements.

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2008 remain open for examination. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities or whether they may result in an excess tax benefit. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2012	2011
Furniture, fixtures and equipment	$ 40,530	$ 36,023
Accumulated depreciation	(34,737)	(34,046)
	$ 5,793	$ 1,977

(4) LEASES

The Company leases its office facilities and certain equipment on a month-to-month basis.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", Rule 15c3-1 of the Securities and Exchange Commission (SEC). This rule requires the Company to maintain "net capital" of at least $50,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2012	2011
Aggregate indebtedness	$ 32,156	$ 27,101
Net capital	$ 127,375	$ 127,640
Ratio of aggregate indebtedness to net capital	.252 to 1	.212 to 1

(6) CONTINGENCIES AND CREDIT RISK

The Company is exposed to risk in the normal course of business. The Company executes transactions on behalf of its customers and uses other broker-dealers and financial institutions to provide services to its customers. The Company may be obligated to settle securities transactions in the event of a customer's nonperformance as well as being responsible if service providers do not fulfill their obligations to the Company and its customers. The Company reviews the credit worthiness of all parties and believes that any litigation that may result from customer or counterparty transactions will not have a materially adverse effect on future operations or financial position.

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 22, 2013, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be recognized and disclosed in the financial statements.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital:	
Total members' equity	$ 204,936
Less - nonallowable assets:	
Receivables from non-customers	66,689
Property and equipment	5,793
Other assets	4,951
	77,433
Net capital before haircuts on securities positions (tentative net capital)	127,503
Haircuts - 2% of money market account balance	128
Net capital	$ 127,375
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 32,156
Computation of basic net capital requirement:	
Minimum net capital required	$ 50,000
Excess net capital using 120% of minimum net capital required	$ 67,375
Ratio: Aggregate indebtedness to net capital	.252 to 1
Reconciliation with Company's computation (included in Part II A of Form X-17A-5 as of December 31, 2012):	
Net capital, as reported in Company's Part II A (unaudited) FOCUS report	$ 128,750
Audit adjustment to correct non-allowed asset	(1,375)
Net capital per the preceding	$ 127,375

See independent auditors' report

CARL P. SHERR & CO., LLC
SCHEDULES UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, Customer Protection - Reserves and Custody of Securities, pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" have not been included in the supplementary information or the disclosures to the financial statements.

See independent auditors' report

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

In planning and performing our audit of the financial statements of Carl P. Sherr & Co., LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 22, 2013

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Carl P. Sherr & Co., LLC
Worcester, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Carl P. Sherr & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Carl P. Sherr & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carl P. Sherr & Co., LLC's management is responsible for Carl P. Sherr & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, including general ledger transaction detail, a copy of the cancelled check, and the bank statement, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger transaction detail, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment per the previous Form SIPC-7 on which it was originally computed, noting this was not applicable.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
GREENBERG, ROSENBLATT, KULL & BITSOLI, PC

Worcester, Massachusetts
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012115 FINRA DEC
CARL P SHERR & CO LLC 11*11
440 MAIN ST STE 2100
WORCESTER MA 01608-2304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CARL P. SHERR (508) 791-7126

2. A. General Assessment (item 2e from page 2) $ 2,099.06

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,037.39)
7/13/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,061.67

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,061.67

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,061.67

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARL P. SHERR & CO., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of FEBRUARY, 2013.

MEMBER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 919,605
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	919,605
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	35,602
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,488
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	590
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): PLANNING REVENUE (Deductions in excess of $100,000 require documentation)	35,300
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	79,980
2d. SIPC Net Operating Revenues	$ 839,625
2e. General Assessment @ .0025	$ 2,099.06 (to page 1, line 2.A.)